CARTER LEDYARD & MILBURN LLP
Counselors at Law

Steven J. Glusband	2 Wall Street	1401 Eye Street, N.W.
Partner	New York, NY 10005-2072	Washington, DC 20005
■	■	(202) 898-1515
Direct Dial: 212-238-8605	Tel (212) 732-3200	■
E-mail: glusband@clm.com	Fax (212) 732-3232	570 Lexington Avenue
New York, NY 10022
(212) 371-2720

June 26, 2006

Mr. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street, N. E
Mail Stop 6010
Washington, D.C. 20549-0506

Re:	Defense Industries International, Inc. Post-Effective Amendment No. 2 to Registration Statement on Form SB-2 Filed June 8, 2006 File No. 333-128011

Form 10-KSB/A for Fiscal Year Ended December 31, 2005 Filed June 8, 2006 File No. 0-30105

Dear Mr. Owings:

        On behalf of our client, Defense Industries International, Inc. (the “Company”), we are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the “Commission”), in a letter to Mr. Michael Ratner, dated June 14, 2006 (“Comment Letter”), with respect to Post-Effective Amendment No. 2 to the Company’s Registration Statement on Form SB-2, filed with the Securities and Exchange Commission on behalf of the Company on June 8, 2006, (the “Registration Statement”) and its Form 10-KSB/A for the Fiscal Year Ended December 31, 2005, filed June 8, 2006.

        Pursuant to Rule 472 under the Securities Act of 1933, we are simultaneously filing Post-Effective Amendment No. 3 to the Company’s Registration Statement on Form SB-2 and Amendment No. 2 to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2005. We have repeated your numbered comments below and have provided a response to each comment.

Mr. Christopher Owings

Post-Effective Amendment No. 2 to Form SB-2

1.	Please update the financial statements and related disclosure pursuant to Item 310(g) of Regulation S-B.

        The Company has updated the financial statements and related disclosure pursuant to Item 310(g) of Regulation S-B.

Form 10-KSB/A for Fiscal Year Ended December 31, 2005
Exhibits 31.1 and 31.2

2.	We note your response to comments 5 in our letter dated May 17, 2006 and reissue the comments. In this regard, paragraph 4(d) of the 302 certifications filed with the Form 10-KSB/A states “period covered by the annual report,” instead of “during the small business issuer’s most recent fiscal quarter.”

        The Company has revised the wording of the certification.

        If you have any further questions, please do not hesitate to contact me.

Very truly yours, /s/ Steven J. Glusband Steven J. Glusband

SJG:tco
Enclosures

cc:	Defense Industries International, Inc.